Exhibit 12
FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	First Nine
	Months	For the Years Ended December 31,
	2009	2008	2007	2006
	(in millions)
Earnings
Income/(Loss) before income taxes	$1,287	$(2,559)	$1,215	$1,953
Less: Equity in net income/(loss) of affiliated companies	1	8	14	7
Fixed charges	3,978	7,648	8,652	7,842

Earnings before fixed charges	$5,264	$5,081	$9,853	$9,788

Fixed charges (a)
Interest expense	$3,969	$7,634	$8,630	$7,818
Rents	9	14	22	24

Total fixed charges	$3,978	$7,648	$8,652	$7,842

Ratio of earnings to fixed charges	1.32	(b)	1.14	1.25

(a)	Consists of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

(b)	Earnings inadequate to cover fixed charges by $2,567 million.